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August 8, 2023

United States Securities and Exchange Commission (the “Commission”)

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Stickel and Susan Block

Re:	AGBA Group Holding Limited Amendment No. 1 to Registration Statement on Form S-1 Filed on May 26, 2023 File No. 333-271456

Dear Mr. Stickel and Ms. Block:

On behalf of our client, AGBA Group Holding Ltd. (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Amendment No. 1 to Registration Statement on Form S-1 filed on May 26, 2023, (the “Registration Statement”) contained in the Staff’s letter dated July 24, 2023 (the “Comment Letter”).

The Company has publicly filed an amendment No. 2 to registration statement on Form S-1 (the “Amendment”) accompanying this response letter, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement. Terms not otherwise defined herein have the meanings given to them in the Amendment.

Amendment No. 1 to Form S-1 filed May 26, 2023

General, page i

1.	We note your response to prior comment 1. Given that TAG received the securities that it seeks to register for resale from the issuer in a transaction specified in Securities Act Rule 145(a) that involved a shell company, and TAG was a party to that transaction, it appears that, notwithstanding any factors relevant to the determination that a purported secondary offering is a primary offering (e.g., those identified in Securities Act Rules C&DI 612.09), TAG is deemed to be an underwriter pursuant to Rule 145(c). Please provide us with your analysis as to why TAG should not be deemed an underwriter pursuant to Rule 145(c). Alternatively, please revise your registration statement to identify TAG as an underwriter, include the fixed price at which TAG will sell the securities, and delete the sentence on page vii that begins “Once TAG made this undertaking . . . .”

Response: The Company respectively acknowledges the Staff’s comment and has removed the shares to be resold by TAG from the Registration Statement.

United States Securities and Exchange Commission Page 2

Management’s Discussion and Analysis of Financial Condition

Overview, page 46

2.	We note your response to prior comment 14 and reissue in part. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock.

Response: The disclosure on page 46 of this Amendment has been revised in accordance with the Staff’s comment.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Lawrence Venick
Lawrence Venick

cc: Mr. Desmond Shu Pei Huang